UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

EndoChoice Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29272U103
(CUSIP Number)

November 22, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

Cusip No. 29272U103	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Envest III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Envest Management III, LLC is the manager of Envest III, LLC and exercises voting and investment discretion with respect to all shares held by Envest III, LLC.

Cusip No. 29272U103	13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Envest Management III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Envest Management III, LLC is the manager of Envest III, LLC and exercises voting and investment discretion with respect to all shares held by Envest III, LLC.

Cusip No. 29272U103	13G/A	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS David L Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Envest Management III, LLC exercises voting and investment discretion with respect to all shares held by Envest III LLC. Mr. Kaufman serves as a manager of Envest Management III, LLC.

Cusip No. 29272U103	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:
EndoChoice Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
11810 Wills Road,
Alpharetta, Georgia 30009

Item 2(a).	Name of Person Filing:
Envest III, LLC; Envest Management III, LLC; David L. Kaufman

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Envest III, LLC; Envest Management III, LLC; David L. Kaufman, 2101 Parks Avenue, Suite 401, Virginia Beach, VA 23451

Item 2(c).	Citizenship:
Envest III, LLC – Virginia limited liability company
Envest Management III, LLC – Virginia limited liability company
David Kaufman – United States citizen

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
29272U103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 29272U103	13G/A	Page 6 of 8 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

As a result of the acquisition of the Issuer by Boston Scientific Corporation, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares of Common Stock.

(b)	Percent of class**:

As a result of the acquisition of the Issuer by Boston Scientific Corporation, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares of Common Stock.

(c)	Number of shares as to which the person has**:

(i)	Sole power to vote or to direct the vote:	0 shares

(ii)	Shared power to vote or to direct the vote:	0 shares

(iii)	Sole power to dispose or to direct the disposition of:	0 shares

(iv)	Shared power to dispose or to direct the disposition of:	0 shares

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit B

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:

Cusip No. 29272U103	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENVEST III, LLC
By:	Envest Management III, LLC, Manager

By:	/s/ David L. Kaufman
David L. Kaufman, Manager

ENVEST MANAGEMENT III, LLC

By:	/s/ David L. Kaufman
David L. Kaufman, Manager

DAVID L. KAUFMAN

By:	/s/ David L. Kaufman
David L. Kaufman

Date: February 2, 2017

Cusip No. 29272U103	13G/A	Page 8 of 8 Pages

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of EndoChoice Holdings, Inc. shall be filed on behalf of the undersigned.

ENVEST III, LLC
By:	Envest Management III, LLC, Manager

By:	/s/ David L. Kaufman
David L. Kaufman, Manager

ENVEST MANAGEMENT III, LLC

By:	/s/ David L. Kaufman
David L. Kaufman, Manager

DAVID L. KAUFMAN

By:	/s/ David L. Kaufman
David L. Kaufman

Date: February 2, 2017

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose.